

Pulsenmore™
Home Ultrasound

Transforming Maternal Health Through Home Ultrasound

NASDAQ and TASE: PLSM

Legal Disclaimer- Forward Looking Statements

This presentation contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to potential commercialization and market opportunities for its products and its anticipated future milestone Company events. Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Form 20-F (SEC File No. 001-43033), filed with the SEC on December 29, 2025. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products.

Some images used in this presentation are for illustrative purposes only. Individuals depicted may not be actual patients or medical staff of the service.

Pulsenmore Developed the First and Only FDA-cleared Home-use Maternal Ultrasound System



The Pulsenmore Platform Technology



Patient self-scan device

Connects with smartphone to capture and securely transmit ultrasound images from home


Download on the
App Store
GET IT ON
Google Play

Mobile App

Delivers personalized, step-by-step scanning instructions directly
to patient



Clinician Dashboard

Physicians prescribe and review scans remotely, provide real-time feedback and guidance

Pulsenmore at a Glance



NASDAQ and TASE: PLSM; Founded in 2014



Global leader in self-scan home ultrasound



Strong patent portfolio; Multi-center clinical validation

Global Leader

220,000+ successful patient scans with Pulsenmore ES in initial 4 years

Regulatory Milestones

First FDA De Novo clearance Nov '25, Access to the U.S. market with 3.6M annual deliveries; CE-mark already

Product Pipeline

2nd product (IVF) in commercialization.
3rd product (CHF) in development

Financial Strength

NASDAQ dual listed since January 2026.
Total investments to-date $90M including GE HealthCare, Fujifilm

* Unaudited and subject to changes as of 31.12.2025

The Opportunity:
Decentralized Prenatal Monitoring

Digital Health Transformation

Remote monitoring adoption accelerating across healthcare

Cost-Efficient Models

Payers shifting toward decentralized care delivery

Provider Shortages

OB/GYN shortages driving home-care solutions

Consumer Demand

Patients demanding convenient, at-home reassurance



Total Addressable Market

140M

pregnancies globally

Fetal monitoring is a multi-billion global market

https://ourworldindata.org
https://www.gminsights.com/industry-analysis/fetal-monitoring-market

Access to Care in the U.S. is Unequal and Costly

3.6M

Annual U.S. Deliveries

A meaningful share of pregnancies require additional monitoring due to maternal or fetal risk factors


Linternity Care Access
Maternity Care Deserts (1918)
Low Access to Care (273)
Moderate Access to care (223)
Access to Matemity Care (2427)

The Growing Gap

- 35% of U.S. counties are maternity care deserts.
- Limited ultrasound access in rural and underserved regions
- Rising healthcare costs
- CDC reports >80 severe maternal morbidity cases per 10,000 deliveries in 2019 and rising.

https://ourworldindata.org
https://www.marchofdimes.org/peristats/reports/united-states/maternity-care-deserts
https://www.acog.org/clinical/clinical-guidance/committee-opinion/articles/2021/06/indications-for-outpatient-antenatal-fetal-surveillance

https://ourworldindata.org
https://www.marchofdimes.org/peristats/reports/united-states/maternity-care-deserts
https://www.acog.org/clinical/clinical-guidance/committee-opinion/articles/2021/06/indications-for-outpatient-antenatal-fetal-surveillance

Healthcare Challenges Today

Growing Demand — Advanced maternal age and high-risk pregnancies increase prenatal care frequency.

Limited Access — Rural and ethnic minority women face disparities in prenatal care.

Capacity Strain — Clinics face space and staffing constraints, with wait times averaging ~42 days, affecting care quality.

Costly ED Utilization — ~750,000 avoidable pregnancy-related ED visits each year, costing the U.S. health system ~$1B annually.

Hospitals and payers face relentless pressure to reduce costs. Digital health solutions and remote imaging can decentralize care and bridge the gap in prenatal care.

https://www.amnhealthcare.com/siteassets/amn-insights/physician/ps-2025-physician-appt-wait-times---wp-v6.pdf
https://hcup-us.ahrq.gov/reports/ataglance/HCUPanalysisHospUtilPregnancy.pdf?utm_source=chatgpt.com

U.S. Business Model

Device Sales

60%

Single pregnancy use devices (~$1,000) for high-risk pregnancies (~20% of births) + expansion to broader prenatal segments.

Recurring SaaS Revenue 40%

Clinician dashboard subscriptions

At-scale model:

Device margin + high-margin SaaS/monitoring revenue

Device Margin

Profit from hardware sales

High-margin SaaS revenue

Subscription-based software income

Monitoring Revenue

Ongoing service and analytics

Our Competitive Advantages

FDA-Cleared Innovation with Clear Value for Patients, Providers and Payers

The first and only FDA-cleared home-use prenatal ultrasound system, with remote professional supervision.
Expands capacity with continuous clinical oversight.

Patented, validated Technology

90+ patents filed; 29 granted.
Clinical-grade imaging validated across major U.S. academic hospitals.



Road map Products

One core platform, expandable to new modalities, including IVF (already approved in Israel) and CHF (in development).

Scalable Manufacturing

World's first automated ultrasound transducer production line, enabling full manufacturing independence with scale-ready volume output.

Scalable Manufacturing

Pulsenmore developed the first & only fully automated production lines for manufacturing ultrasound transducers



- Long-term competitive advantage
- Full manufacturing independence
- Flexibility to meet changing demand
- Reduced raw material costs
- Superior quality and reliability

Lowering costs.
Increasing output

Clinical Studies & Real-World Evidence

220K+
Remote Scans
Performed to date globally

1,200
Hospitalization Days Saved
at a single hospital using a hybrid care model with Pulsenmore (including other devices).

98.1%
Of Scans suitable for clinical evaluation

90%
Of Users (Callit survey) report reduction in pregnancy-related stress

86.3%
Of Users (Clalit survey) report improved pregnancy experience

Clinical Benefits

- Two RCTs (N=100) show reduced anxiety
- Reduced in-clinic visits and hospital admissions
- Early detection and intervention

Patient & Provider Value

- Time saving for patients
- Increased patient engagement
- Greater flexibility in care delivery
- More efficient resource utilization

https://pulsenmore.com/resources/?e-filter-4895ef1-category=publications-and-review-articles and data on file

Strong endorsement from clinicians and patients



At 39 weeks, Doria performed a home ultrasound scan. After reviewing the images, Professor Hadar advised her to come to the hospital immediately. Within 30 minutes of arrival, she gave birth - there wasn't even time for an epidural.

Doria Marley



Prof. Alfred Abuhamad

Chairman, OBGYN Department, Eastern Virginia Medical School. Pulsenmore Medical Advisory Board

With FDA marketing authorization, Pulsenmore introduces a transformative model for prenatal care-extending ultrasound access beyond the clinic and redefining how we reach and monitor expectant mothers.



Dr. Lawrence D. Platt

Center for fetal medicine and women's ultrasound, LA. Pulsenmore Medical Advisory Board

Pulsenmore Ultrasound system marks a new era in maternal - fetal care, empowering expectant mothers with safe, guided access to ultrasound imaging from home or work, while keeping clinicians closely connected throughout the entire process.

Strategic Partnerships & Investments



FUJIFILM
2016 Fujifilm Investment
Strategic partnership established

CLALIT
2020 Initial Clalit Agreement
Multi-million-dollar contract with Israel's largest HMO

TEL AVIV STOCK EXCHANGE
2021 TASE IPO
Strategic partnership established

GE HealthCare
2022 GE HealthCare
Major $21M strategic investment

CLALIT
2025 Phase 2 Clalit Agreement
Agreement resulted with 45,000 devices cumulatively ordered

Go-to-Market Strategy

U.S. Commercial Launch '26

- OB networks and hospitals
- Telehealth provider partnerships
- Employer partnerships cost savings for patients
- CPT 76815 available at launch
- Planned expansion to BPP under CPT 76819 ($150)
- ACOG supports hybrid prenatal care models

Europe & APAC

- Expansion via leading institutions (UK, France, Australia)
- Large OB clinic partnerships
- Reimbursement pathway development

Secure early strategic provider partnerships → Demonstrate cost savings (reduced unnecessary clinic visits) → Expand payer coverage + bundled reimbursement → Rapid scale through digitally-enabled distribution

Board of Directors



Dr. Elazar Sonnenschein - CEO & Founder

Led several medical device and technology companies (NASDAQ: MDGS). PhD in Electronics & Computer Engineering, Ben-Gurion University. 70 granted patents with focus on acoustics & optics for medical applications.



Mr. Jonathan Adereth - Chairman of the board

Veteran executive (NYSE: ELT, NASDAQ: MZOR), with 27 years at Elscint as President and CEO (1994–1998). Brings deep expertise in scaling global medical imaging companies.



Ms. Linda Messalem, External Director

Financial executive with 30+ years of experience in financial reporting, taxation, M&A, and strategic advisory for public and private companies in Israel and internationally.



Ms. Racheli Guz-Lavi, Director

Managing Partner at Amit, Pollak, Matalon & Co.. Senior tax and corporate advisor to public & private companies, extensive experience in international transactions and governance.



Mr. Hagai Itkin, Director

Partner and CTO at iNEXT Capital, a venture capital firm focused on digital health. Serves on advisory boards of multiple cybersecurity and technology companies.



Prof. Anat Loewenstein, External Director

President of the Israeli Ophthalmological Society; Vice Dean, Faculty of Medicine, TLV University; Sidney Fox Chair of Ophthalmology. Leadership in academic medicine and research.

> The Board combines seasoned MedTech executives, healthcare leaders, and capital markets expertise.

New Product in the pipeline-Follicles monitoring

✓ IVF and fertility preservation require 4–7 ultrasound scans per cycle, creating significant clinic load and patient burden.

✓ Home-based follicular monitoring unlocks scalable capacity and improves patient experience.

AMAR authorization in Israel secured
$4.5M contract signed with Clalit HMO
Regulatory expansion expected in 2026


Pulsemore

Growth & Strategy Outlook

01

U.S. Commercialization '26

Launch

02

International Expansion

EU and global market penetration

03

R&D Pipeline

Expanded indications to new modalities , AI diagnostics, enhanced visualization

04

Manufacturing Automation

Industry-leading cost basis and independent production



Long-term vision

Category leader in Digital Health and FemTech



Pulsenmore™
Home Ultrasound

Thank you.